Maui Land & Pineapple Company, Inc.

120 Kane Street

Kahului, Maui, Hawaii, 96732

October 14, 2008

VIA FACSIMILE (202-772-9368) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  H. Roger Schwall

Re:	Maui Land & Pineapple Company, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-153203
Responses to U.S. Securities and Exchange Commission Staff (“Staff”) comments made by letter dated October 9, 2008

Dear Mr. Schwall:

Set forth below are the responses of Maui Land & Pineapple Company, Inc. (the “Company”) to Staff comments made by letter dated October 9, 2008 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-153203) filed on August 26, 2008, as amended by Amendment No. 1 to the Registration Statement filed on October 1, 2008 (as amended, the “Registration Statement”).  The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

General

1.                                      We note your response to prior comment 3 and reissue the comment in part.  Please revise the responsive tabular disclosure to include the payments made to finders or placement agents and any other payments or potential payments.  In this regard, we note that you paid the placement agent $1.2 million for its services and that you paid $30,000 in legal and accounting expenses relating to the Financing.

Company Response:  The tabular presentation on page 10 of the potential payments to selling stockholders sets forth all payments to selling stockholders, except for reimbursement of legal fees to which the purchasers of the convertible notes are entitled under the Securities Purchase Agreement.  The maximum amount of legal fees for which the purchasers are entitled to reimbursement is $150,000 (the “Reimbursement Amount”).  No placement agent or other fees have been paid or are payable to the selling stockholders.  We respectfully submit that the Reimbursement Amount is immaterial and does not necessitate further amendment to the Registration Statement for the following reasons:  the Reimbursement Amount represents a small fraction of the total potential payments to selling stockholders; the amount of total offering expenses, of which the Reimbursement Amount is included, is already clearly disclosed in the tabular presentation of net proceeds and elsewhere in the Registration Statement; reimbursement of legal fees to purchasers of an issuer’s securities is common practice in transactions of a similar nature; the Reimbursement Amount is consistent with the amount of reimbursable legal fees in similar transactions; and the Reimbursement Amount is identified in the Securities Purchase Agreement, which has been filed as an exhibit to the Company’s SEC filings.

2.                                       Please provide a written confirmation that none of the identified selling stockholders, except for Interlachen Convertible Investment Limited, is a broker-dealer or is affiliated with a broker-dealer.  If any of the entities is broker-dealer or is affiliated with a broker-dealer, please revise your disclosure to identify such entity as such and state that it is an underwriter.  If you believe that the entity should not be identified as an underwriter, please provide us with an analysis supporting your position.

Company Response:  An affiliate of Ramius LLC is a FINRA member. However, this affiliate will not sell any shares to be offered by the selling stockholders through the Prospectus and will receive no compensation whatsoever in connection with sales of shares by the selling stockholders through the Prospectus, and thus should not be deemed to be an underwriter for purposes of this offering.  None of the other identified selling stockholders, except for Interlachen Convertible Investment Limited, is a broker-dealer or affiliated with a broker-dealer.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (808) 877-3351, or Christopher D. Ivey, the Company’s legal counsel, at (949) 725-4121.

Very truly yours,

MAUI LAND & PINEAPPLE COMPANY, INC.

/s/ Robert I. Webber
Robert I. Webber
Chief Operating Officer, Chief Financial Officer and Executive Vice President

cc:                                 Douglas Brown, Division of Corporation Finance, Securities and Exchange Commission

David C. Cole, President & CEO, Maui Land & Pineapple Company, Inc.

Adele Sumida, Controller & Secretary, Maui Land & Pineapple Company, Inc.

Christopher D. Ivey, Esq., Stradling Yocca Carlson & Rauth

Joshua A. Lane, Esq., Stradling Yocca Carlson & Rauth